SURAJ VENTURES, INC

Rhema House
1032 Katkarwadi
Yari Road, Versove
Andheri (W)
Mumbai, India
4000061

(Tel: 91 22 26398516)

May 22, 2008

BY EDGAR
BY FAX: (202) 772-9220

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States, 20549

Mail Stop: 7010

Attention: Ms. Donna Levy
            Attorney, Division of Corporate Finance

Dear Ms. Levy:

Re: Form S-1 Registration Statement
      File Number: 333-146791

Suraj Ventures, Inc. (the "Company") hereby requests that the above-captioned registration statement be ordered effective at 12:00 pm EST on Wednesday, May 28, 2008, or as soon as practicable thereafter.

The Company wishes to state that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequate and accuracy of the disclosure in the filing, and

- The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly;
Suraj Ventures, Inc.

Per: _____

Surjit Singh Gill
Chief Executive Officer, President and
Director

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling security holders.
Plan of Distribution	The selling security holders will sell their shares at $0.05 per shares until the shares are quoted on the OTCBB, and thereafter, at prevailing market prices or privately negotiated prices. We determined this offering price based upon the price of the last sale of our common stock to investors.
Risk Factors	You should carefully consider all the information in this Prospectus. In particular, you should evaluate the information set forth in the section of the Prospectus entitled "Risk Factors" beginning on page 5 before deciding whether to invest in our common stock.
Lack of Liquidity in our common stock	Our common stock is not presently quoted on or traded on any securities exchange or automated quotation system and we have not yet applied for listing or quotation on any public market. We can provide no assurance that there will ever be an established public trading market for our common stock.

Risk Factors

An investment in our common stock involves an exceptionally high degree of risk and is extremely speculative. In addition to the other information regarding Suraj contained in this prospectus, you should consider many important factors in determining whether to purchase the shares being offered. The following risk factors reflect the potential and substantial material risks which could be involved if you decide to purchase shares in this offering.

Risks Associated with our Company:

We lack an operating history and have losses, which we expect to continue into the future. As a result, we may have to suspend or cease exploration activity or cease operations.

While we were incorporated in 2007, we have not yet conducted any exploration activities. We have not generated any revenues. We have no exploration history upon which you can evaluate the likelihood of our future success or failure. Our net loss from inception to February 29, 2008, the date of our most recent audited financial statements is $59,718. Our ability to achieve profitability and positive cash flow in the future is dependent upon

* our ability to locate a profitable mineral property
* our ability to locate an economic ore reserve
* our ability to generate revenues
* our ability to reduce exploration costs.

Based upon current plans, we expect to incur operating losses in future periods. This will happen because there are expenses associated with the research and exploration of our mineral property.